January 22, 2020

Long Creek Ranch, LLC
Owners- Mr. and Mrs. Douglas C. Mauldin
1350 Cascilla Road
Cascilla, Mississippi 38920

Dear Sassy and Doug,

Pursuant to terms of the Bunkerhill property purchase by Verax Research Services, Inc. from Long Creek Ranch, LLC, Verax is providing the extension from December 2019 to December 2020. Therefore, our purchase agreement will align with your loan for the remaining roughly fifty percent of the appraised value that is still owed and due to retire the loan as scheduled on November 21, 2020.

Long Creek Ranch, LLC and you two as the sole owners, have the extension until November 21, 2020 to retire your loan and subsequent provision of the clear title with no leans by December 15, 2020 to Verax Research Services, Inc.

Please keep a copy of this letter for your records and I have copied the board of Verax for their records as well.

Sincerely,

J. Randall Hoggle, BS, DPh
Chairman of the Board

cc: Amy James, Director of Finance for Vitreon America, Inc. and Shareholder Oversight Manager
Garrett W. Lindemann, PhD, CEO and Secretary/Treasurer of Verax Research Services, Inc.
Michael Tims, PhD, Vice Chairman of the Board of Verax Research Services, Inc.

***DISCLAIMER***

*This letter discusses some of the planned Board of Directors actions which have not yet been considered as a board resolution and therefore not yet approved by the Board of Directors of Verax Research Services, Inc. The information is given as a guide only and does not represent a definitive or legal view of any of the issues raised, covered or referred to and the letter recipient is urged to seek his own professional advice on all aspects of, or pertaining to, this and any related matter.*

www.veraxresearch.com

VERAX RESEARCH AND TESTING CENTER @ HOPKINS

JOHNS HOPKINS UNIVERSITY; MCC-ACADEMIC AND RESEARCH BUILDING 9601
MEDICAL CENTER DRIVE, ROCKVILLE, MARYLAND 20850
Office: (888) 214-2584 www.veraxreserch.com Fax: (301) 294-7010